

Will Edwards · 2nd

CEO at Firehawk Aerospace

Tulsa, Oklahoma Area · 500+ connections · **Contact info**

 **Firehawk Aerospace**

 **University of Arkans**

Experience



CEO, Co-Founder

Firehawk Aerospace

Aug 2018 – Present · 1 yr 11 mos

Firehawk Aerospace builds high-performance rocket engines that are safe, reliable, and cost effective. Our engines have 12 parts, can be designed and built in 4 to 6 months (the industry average is 5 to 7 years) and cost 20% of what other rocket engine companies charge. We achieve this through our patented method of 3D printing fuel.



Standards and Compliance Officer

Arvest Bank Fund University of Arkansas

Aug 2014 – May 2015 · 10 mos

Fayetteville, Arkansas Area

The Arvest Bank Fund is a undergraduate student managed 5 million dollar fixed-income fund held at Arvest Bank.



Legal Intern

UNIT CORPORATION

May 2014 – Aug 2014 · 4 mos

Tulsa, Oklahoma



Sales Associate
Campus Crest
Sep 2013 – Nov 2013 · 3 mos
Fayetteville, Arkansas Area

As a Sales Associate at Campus Crest I was responsible for promoting and leasing student apartments. In my time there I leased over 30 apartments and brought in more than $198,000 in revenue.



Summer Internship
United States Senate
May 2013 – Aug 2013 · 4 mos
Washington D.C. Metro Area

I attended committee hearings, briefings, and assisted with research to aid the Senator's energy/environmental team.

Education



University of Arkansas
Bachelor's Degree, Finance, General
Activities and Societies: Phi Delta Theta fraternity, Arvest Bank Fund, Pomfret Dorm Senator



Cascia Hall Preparatory School
Activities and Societies: Tennis team, National Junior Honors Society, Latin club

Volunteer Experience



Children's Hospital Volunteer
St. Francis Medical Center
Jan 2016 – Apr 2017 • 1 yr 4 mos
Children

I volunteer every Tuesday and Thursday in the playroom at St. Francis Medical Center.



Volunteer Coach
Cascia Hall Preparatory School
Mar 2016 – May 2016 • 3 mos

I was a volunteer coach for the Cascia Hall boy's tennis team. I helped run practices and traveled with the team to different tournaments around the state during the 2016 season.



Organizer

1 Million Cups Organizer

Sep 2016 – Present   •   3 yrs 10 mos

Economic Empowerment

Skills & Endorsements

Public Speaking · 7

Zhen Zhao and 6 connections have given endorsements for this skill

---

Microsoft Excel · 5

Chrissy Liotta and 4 connections have given endorsements for this skill

---

Entrepreneurship · 4

Aaron Peterman and 3 connections have given endorsements for this skill

Show more ⌄



